SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

DPW Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26140E 105
(CUSIP Number)

August 20, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  26140E 105  13G Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS

Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		117,275
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

117,275
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,275 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Does not include the shares of common stock issuable, upon the Issuer’s option, pursuant to the true-up provisions of the Exchange Agreement between the Reporting Person and the Issuer, dated January 23, 2019, subject to a 9.99% blocker.
(2)	Based on 1,196,074 shares of common stock outstanding as of August 20, 2019.

 CUSIP No.  26140E 105  13G Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS

Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		117,275
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

117,275
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,275 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%(2)
12	TYPE OF REPORTING PERSON
OO

(1)	Does not include the shares of common stock issuable, upon the Issuer’s option, pursuant to the true-up provisions of the Exchange Agreement between the Reporting Person and the Issuer, dated January 23, 2019, subject to a 9.99% blocker.
(2)	Based on 1,196,074 shares of common stock outstanding as of August 20, 2019.

 CUSIP No.  26140E 105  13G Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS

Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

117,275
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		117,275
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

117,275 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%(2)
12	TYPE OF REPORTING PERSON
IN

(1)	Does not include the shares of common stock issuable, upon the Issuer’s option, pursuant to the true-up provisions of the Exchange Agreement between the Reporting Person and the Issuer, dated January 23, 2019, subject to a 9.99% blocker.
(2)	Based on 1,196,074 shares of common stock outstanding as of August 20, 2019.

 CUSIP No.  26140E 105  13G Page 5 of 7 Pages

Item 1. Security and Issuer.

(a)	Name of Issuer:

DPW Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer:

The address of the principal executive offices of the Issuer is 201 Shipyard Way, Suite E, Newport Beach, CA 92663.

Item 2. Identity and Background.

(a)	Name of Person Filing:

The persons filing this statement (together, the “Reporting Persons” and individually, a “Reporting Person”) are Cavalry Fund I LP, Cavalry Fund I Management LLC, the general partner of Cavalry Fund I LP, and Thomas Walsh, the Manager of Cavalry Fund I Management LLC.

(b)	Address of Principal Business Office or, if none, Residence:

The address for each Reporting Person is 61 Kinderkamack Road, Woodcliff Lake, NJ 07677.

(c)	Citizenship or Place of Organization:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

26140E 105

Item 3.

Not applicable.

 CUSIP No.  26140E 105  13G Page 6 of 7 Pages

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth with respect to each Reporting Person in Rows (5)-(9) and Row (11) of the respective cover page for each such Reporting Person and is incorporated herein by reference.

The percentage set forth on Row (11) of the cover page for each Reporting Person is based on 1,196,074 shares of Common Stock outstanding as of August 20, 2019.

Cavalry Fund I Management LLC, as the general partner of Cavalry Fund I LP, and Mr. Walsh, as the Manager of Cavalry Fund I Management LLC, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 117,275 shares of Common Stock. Mr. Walsh disclaims beneficial ownership of these securities for all other purposes. This number does not include the shares of Common Stock issuable, upon the Issuer’s option, pursuant to the true-up provisions of the Exchange Agreement between the Reporting Person and the Issuer, dated January 23, 2019, subject to a 9.99% blocker.

The ownership amounts and outstanding shares herein reflect the 1-for-40 reverse stock split effectuated in August 2019. Subsequent to the acquisition of the shares reported in the tables above and under this Item 4, the Reporting Person sold a significant number of shares. Consequently, the Reporting Persons’ ownership fell below 5%.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

 CUSIP No.  26140E 105  13G Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Cavalry Fund I LP
By: Cavalry Fund I Management LLC, General Partner

August 22, 2019	By:	/s/ Thomas Walsh
Thomas Walsh, Manager